UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE

SECURITIES EXCHANGE ACT OF 1934

For the month of October 2025

Commission File Number: 001-42459

DIGINEX LIMITED

(Exact name of Registrant as specified in its charter)

Not Applicable

(Translation of registrant’s name into English)

25 Wilton Road, Victoria

London

Greater London

SW1V 1LW

United Kingdom

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Closing of Matter DK ApS Acquisition

On October 3, 2025, Diginex Limited (“Diginex”), a leading provider of Sustainability RegTech, closed the all-share acquisition of Matter DK ApS (“Matter”), an innovative ESG data company focused on delivering sustainability data, analytics, and insights to the investment industry. The acquisition of Matter enhances Diginex’s capabilities in ESG data benchmarking, reporting, and AI-driven analytics, enabling more comprehensive solutions for clients navigating global sustainability regulations and stakeholder demands. Matter, which is headquartered in Copenhagen, Denmark, brings Diginex advanced tools including an intuitive analytics platform for portfolio-level sustainability analysis, flexible API integrations powering platforms like Nasdaq eVestment, and traceable, granular ESG datasets aligned with SDGs and regulatory frameworks.

The transaction was initially outlined in a Memorandum of Understanding signed on May 23, 2025, and then formalized through the execution of definitive transaction documents on August 18, 2025 and an addendum dated August 29, 2025, values Matter’s equity at $13 million. The purchase price was paid through the issuance of 1,241,496 Diginex ordinary shares (the “Consideration Shares”) originally valued by the parties at $83.77 per share, but adjusted to $10.47 per share as a result of the Diginex bonus share issuance that occurred on September 8, 2025. 1,055,272 Consideration Shares were issued upon the closing of the transaction and the balance of 186,224 Consideration Shares will be issued 12 months after the closing. The Consideration Shares are subject to an 18-month lock-up period. In connection with the acquisition of Matter, Diginex reserved 238,752 Diginex ordinary shares (the “Management Shares”) for issuance to senior management of Matter. The Management Shares will be issued in equal proportions on the 12 month and the 24 month anniversary of the closing of the acquisition, provided the recipient of the Management Shares are still employed by Matter. In connection with the transaction Diginex also issued 62,074 ordinary shares to an unrelated party as an introductory fee in relation to this transaction.

On October 3, 2025, the Company issued a press release announcing the closing of the Matter acquisition, a copy of which is attached hereto as Exhibit 99.1

Exhibits

Exhibit No.	Description
99.1	Press Release, dated October 3, 2025

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

DIGINEX LIMITED

Date: October 3, 2025		/s/ Mark Blick
	Name:	Mark Blick
	Title:	Chief Executive Officer
(Principal Executive Officer)